March 7, 2006

VIA U.S. MAIL

C. Christopher Sprague, Esquire
Vice President and Corporate Counsel
The Prudential Insurance Company of America
213 Washington Street
Newark, NJ 07102-2992

      Re: Pruco Life Insurance Company
              Initial Registration Statement on Form N-4
              File Nos. 333-130989 and 811-07325

Dear Mr. Sprague:

The staff has reviewed the above-referenced registration statement, which the Commission received on January 12, 2006.   Based on our review, we have the following comments on the registration statement:

1. <u>General</u>

Please note that you will need to update the financial statements and other information to December 31, 2005.

2. <u>Cover</u>

Include the names of the portfolio companies per Item 1(a)(viii) of form N-4 on either the cover page, or, considering the number of portfolio companies available under the contracts, on the inside front cover page.

3. <u>Introduction</u>

In the section entitled "With respect to the X Series only" (page 2), the disclosure relating to the recapture of the bonus credits is not clear. In particular, please distinguish between recapture of the original Purchase Credit amount and recapture of credits applied to subsequent premiums.

4. Glossary/Defined Terms

Terms which are capitalized and used throughout the Prospectus should be defined in the Glossary. The prospectus does not consistently follow the introduction which states that terms which are capitalized are either defined in the Glossary or in the context of the relevant section. For example, the terms "free-look," Sub-account, and Contingent Deferred Sales Charge (CDSC) should be included in Glossary.

5. Summary of Contract Fees and Charges

In general, the entire presentation is confusing. Please delete all the text in the fee tables that is not required to identify a charge. The text can be included in a footnote. In the case of the table with the optional benefit charges (pages 7 and 8), the benefits should not be described here.

The maximum charges should be shown in the fee table. Current charges may be included, but only if they do not obscure the maximum amounts. Therefore, the higher "Transfer Fee" charge should be presented first. Also, the tax charge should show the range of state premium taxes. In addition, the font for the CDSC table in the footnote on page 5 is too large. The table should use the same font as the other footnotes.

Delete the lines separating the M&E and Administrative charge, underline the "Administrative Charge" and slightly indent "Total Annual Charges," so that it is clear that the numbers that follow are totals of the charges listed above.

The "Your Optional Benefit Fees and Charges" table should follow immediately after the annual fee portion of the fee table, with perhaps one or two lines of text stating that the following table shows the charge for each optional rider available under the contracts and the amount you would pay if you added that charge to the total annual amount listed in the table above.

Please update the portfolio expense tables and footnotes to include expenses as of December 31, 2005. Also, the relevant time period for which the fee waiver is calculated in footnote no. 2 is not clear. Please clarify.

6. Expense Examples

The table at the bottom of page 12 should be completed.

7. Access to Account Value

The first paragraph on the top of page 33 is unclear. Clarify how the CDSC charge is impacted if the Purchase Payments being withdrawn are greater than the remaining Account Value or the amount of the withdrawal request.

In the last sentence of the section entitled "What Types of Annuity Options are Available" (page 33), please clarify how many years must elapse before you may annuitize. The current language conflicts with the example on page 12 which states you may not annuitize for the first three years.

8. Living Benefit Programs

In the first sentence of the second paragraph on page 41, delete reference to "at no additional cost." This change should also be made if applicable, elsewhere.

9. General Information

In the fourth paragraph on page 64, please correct the telephone number of the Public Reference Room to 202-551-8090.

In the section on "Voting Rights" on page 65, please provide a more detailed explanation as to the effect of proportional voting, including whether any minimum number of votes must be received in order to have a quorum.

10. Guarantee

Please advise if the obligations of Pruco Life are guaranteed by another entity, and if so, by whom.

11. Appendix A

Please complete this appendix. Also, please illustrate surrender values as of the last day of the year, so that the highest CDSC is reflected, or explain to the staff why a different presentation is appropriate.

12. Statement of Additional Information

Please provide the aggregate amount of commissions paid to PIMS for the last three years as required by Item 20(c). Also, provide the disclosure required by Item 20(d), if applicable.

13. Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

14. <u>Tandy Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products